SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Final Amendment)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              David Rozenson, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                                 (617) 772-3333

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                           Patricia A. Poglinco, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 100042
                                 (212) 574-1500

                                  May 21, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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Transaction Valuation: $ 17,000,000 (a) Amount of Filing Fee: $ 2,153.90 (b)
                       ------------                           ----------

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(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $126.70 per $1,000,000 of Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2,153.90
     Form or Registration No.: Schedule TO-I, 005-79366
     Filing Party: BACAP Alternative Multi-Strategy Fund, LLC
     Date Filed: May 21, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed May 21, 2004 by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $17,000,000 of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 21, 2004.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer expired at 12:00 midnight, Eastern Time, on June 18, 2004.


     2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2004.


     3. $7,522,721.21 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted by the Fund in accordance with the terms of the Offer.


     4. Investors who tendered their Interests were paid in cash on August 2, 2004, at least 95% of the estimated unaudited value of the Investor's Interest tendered and accepted by the Fund based on the calculation of the Fund's net asset value as of the Valuation Date. The remaining value of the Interests tendered were paid in the form of a promissory note, payable after the completion of the Fund's audit for the fiscal year ending March 31, 2005.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BACAP ALTERNATIVE MULTI-STRATEGY
                                          FUND, LLC

                                            By: Board of Managers


                                               By: /s/ Lawrence R. Morgenthal
                                                   -----------------------------
                                                   Name:  Lawrence R. Morgenthal
                                                   Title: President

September 2, 2004

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